

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2017

Bruce Lucas
Chairman &Chief Executive Officer
Heritage Insurance Holdings, Inc.
2600 McCormick Drive, Suite 300
Clearwater, FL 33759

> **Re: Heritage Insurance Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 1, 2017**
> **File No. 333-221864**

Dear Mr. Lucas:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed December 1, 2017

Exhibits

1.   Please file the consent of Johnson Lambert LLP whose report is included in the Form 8-K filed on August 9, 2017 and incorporated by reference into the registration statement.

General

2.   Please note that you will need to file the financial statements and pro forma financial information required by Item 9.01 of Form 8-K in connection with your acquisition of NBIC Holdings, Inc. prior to effectiveness.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christine Westbrook at (202) 551-5019 or Suzanne Hayes at (202) 551-3675 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Karen Weber, Esq.